SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Boardwalk Equities Inc.
(Translation of registrant’s name into English)

200, 1501 - 1st Street SW, Calgary, Alberta, Canada
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 9, 2004
Boardwalk Equities Inc.

By:	/s/ Paul Moon

Paul Moon
Director of Corporate Communications

January 9, 2004

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARD APPROVES PROPOSAL TO REORGANIZE BOARDWALK INTO A REIT

Calgary, Alberta – January 9, 2004 – Boardwalk Equities Inc. (BEI - TSE; NYSE)

The Board of Directors of Boardwalk Equities Inc. is pleased to announce that the Special Committee of the Board of Directors formed on November 5, 2003 has recommended approval of management’s proposal to reorganize the business of the Corporation into a real estate investment trust to be called Boardwalk REIT. The Special Committee’s recommendation is based on a number of factors including the advice of its financial advisor, RBC Capital Markets. At a meeting held on January 8, 2004, the Board accepted this recommendation and voted in favour of the reorganization. In order to achieve various structural efficiencies the reorganization will be completed through the acquisition of the Corporation by Boardwalk Properties Company Limited, a private holding company indirectly owned by Messrs. Sam and Van Kolias. This acquisition will occur following the transfer of the assets and business of the Corporation to Boardwalk REIT. The business formerly conducted by the Corporation would then be conducted by Boardwalk REIT and public Shareholders would receive one unit of Boardwalk REIT for each common share of the Corporation. Shareholders will now be given the opportunity to consider the reorganization proposal at a special meeting called for this purpose. An Information Circular for the shareholder’s meeting has been prepared, however, as the transaction is a “going private” transaction for the purpose of US law, the Circular is subject to review by the SEC and will be filed with the SEC on EDGAR. Upon completion of such review, the meeting date will be set and the Circular will be mailed to all shareholders. At the meeting shareholders will be asked to vote on the reorganization and other related matters. In connection with the reorganization the Board of Directors has also resolved to effectively waive the application of the Shareholder Rights Plan adopted by the shareholders in 2001.

The Board of Directors, at the January 8, 2004 meeting, has also resolved to apply to de-list the common shares from the New York Stock Exchange. Recent regulatory changes in the United States will significantly increase the cost of complying with US securities laws. Although the directors believe that benefits are derived from the Corporation’s listing on the prestigious NYSE, the Board feels that these benefits are outweighed by the significantly increased compliance costs of such listing. It should also be noted that the majority of the trades in the Corporation’s shares are completed through the facilities of the Toronto Stock Exchange (“TSX”) and accordingly a liquid market for the shares of the Corporation will continue to exist. In light of the significant savings realized by the Corporation in taking this step, the application to de-list will be filed regardless of whether the shareholders vote in favour of the reorganization or reject the REIT proposal.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 31,200 units totaling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.3 billion.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.